

September 19, 2017

Hugh S. Griffith
Chief Executive Officer
NuCana plc
10 Lochside Place
Edinburgh, EH12 9RG
United Kingdom

     Re: NuCana plc
         Amendment No. 1 to Form F-1
         Filed September 18, 2017
         File No. 333-220321

Dear Mr. Griffith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1 filed September 18, 2017

Exhibits

1. Counsel must examine all matters necessary to render its opinion pursuant to Section 601(b)(5) of Regulation S-K. As such, please file an opinion that does not include the qualification in paragraphs 5.1.1 or 5.1.5 of Exhibit 5.1 and that otherwise makes clear that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.

2. Please file an opinion of counsel that does not include the limitation in paragraph 6.1 of Exhibit 5.1. In the alternative, please explain how the limitation is consistent with Section 14 of the Securities Act.

3.   We note that the opinion filed as Exhibit 5.1 is addressed in paragraph 7.1 to the company "solely" for its benefit in connection with the registration statement. Please file a revised opinion of counsel that does not limit shareholders' reliance on the opinion.

        You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Adam Davey, Esq.